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SEC
Mail Processing
Section
APR 12 2021
Washington DC
406

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 070254

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Duane Street Capital BD LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1688 Meridian Avenue, Suite 701
(No. and Street)

Miami Beach, FL 33139
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian S. Connolly (929) 387-7028
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morey, Nee, Buck & Oswald, LLC
(Name – *if individual, state last, first, middle name*)

430 W 24th Street, Suite 1-A, New York, NY 10011
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Brian S. Connolly, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Duane Street Capital BD LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Brian S. Connolly, Member

Title

Notary Public

NEWELL SALGUEIRO
Notary Public - State of Florida
Commission # GG 339176
My Comm. Expires May 28, 2023

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [X] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Morey, Nee, Buck & Oswald, LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Duane Street Capital BD LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Duane Street Capital BD LLC as of December 31, 2020, the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Duane Street Capital BD LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Duane Street Capital BD LLC's management. Our responsibility is to express an opinion on Duane Street Capital BD LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Duane Street Capital BD LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital Under SEC Rule 15c-3-1 has been subjected to audit procedures performed in conjunction with the audit of Duane Street Capital BD LLC's financial statements. The supplemental information is the responsibility of Duane Street Capital BD LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under SEC Rule 15c-3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Morey, Nee, Buck & Oswald, LLC

We have served as Duane Street Capital BD LLC's auditor since 2019.

Bethlehem, Pennsylvania

March 25, 2021

1120 N. Bethlehem Pike • Suite 107 • PO Box 459 • Spring House, PA 19477• Phone: 610-882-1000
2571 Baglyos Circle • Suite B20 • Bethlehem, PA 18020 • Phone: 610-882-1000
27 E. High Street • Suite A • Somerville, NJ 08876 • Phone: 908-393-0549
430 W. 24th Street • Suite 1A • New York, NY 10011• Phone: 212-741-5117

www.moreycpa.com

Duane Street Capital BD LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2020

ASSETS

Cash in bank	$	161,033
Commissions Receivable		24,340
Prepaid Expenses		1,487
Total Assets		186,860

LIABILITIES AND MEMBER'S EQUITY

Accounts Payable		12,482
Total Liabilities		12,482
Capital		
Member's Equity		174,378
Total Liabilities and Member's Equity	$	186,860

See notes to financial statements

Duane Street Capital BD LLC
STATEMENT OF INCOME
Year ended December 31, 2020

Revenues		
Commisions	$	229,514
Operating expenses:		
Commissions		137,481
Accounting		10,050
Regulatory fees		3,733
Complaince		7,536
Rent		2,280
Insurance		566
Office		4,249
		165,895
Net Income	$	63,619

See notes to financial statements

Duane Street Capital BD LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
Year Ended December 31, 2019

Balance, January 1, 2020	$	140,759
Distribution		(30,000)
Net Income		63,619
Balance, December 31, 2020	$	174,378

Duane Street Capital BD LLC
STATEMENT OF CASH FLOWS
Year Ended December 31, 2020

Cash flows from operating activities:		
Net income (loss)	$	63,619
Adjustment to reconcile net income to net cash provided by operating activities		
Decrease in Commission Receivable		9,613
Decrease in Prepaid Expenses		221
Distribution to Partner		(30,000)
Decrease in Accounts Payable		(14,680)
Net cash provided by operating activities		28,773
Cash, beginning of year		132,260
Cash, end of year	$	161,033

Duane Street Capital BD LLC
UNIFORM NET CAPITAL RULE 15c3-1
Year ended December 31, 2020

Capital		
Member's Equity	$	174,378
Non Allowable Assets		(25,827)
Net capital	$	148,551
Aggregate indebtedness	$	12,482
Computation of basic net capital requirement		
Minimum dollar net capital required	$	5,000
Minimum dollar net capital required (6 2/3%) on Aggregate indebtedenss		832
Net capital requirement	$	5,000
Excess net capital	$	143,551
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required	$	142,551
Percentage of aggregate indebtedness to net capital		8.4 %

There was no difference between the net capital reported by the company in Part 11A of the focus report and these financial statements.

DUANE STREET CAPITAL BD LLC

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2020

1. Nature of Business

Duane Street Capital BD LLC (the "Company") is a Limited Liability Company engaged in the business of introducing U.S. institutional investors to other U.S. or foreign broker/dealers, who will engage with these investors and facilitate trading in U.S. or foreign equity securities and U.S. Government Securities on their behalf. The Company has no risk in the eventual settlement of the trade. On April 2, 2020 the Company received membership approval from the Securities and Exchange Commission and the Financial Industry Regulatory Authority. The Company is wholly owned by Brian S. Connolly. The Company is registered with the Financial Industry Regulatory Authority ("FINRA") as a Broker Dealer and is exempt from Securities and Exchange Rule 15c3-3 under Section (k)(2)(i)

2. Summary of Significant Accounting Policies

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, revenues and expenses.

3. Related Party Transactions

The Company has entered into a management agreement with its affiliated Company wherein it is agreed that the affiliated Company will provide managerial and administrative assistance. There is no current office lease at the present time. In 2020 the firm paid $4,680 for rent and administration fees. There is no balance due on December 31, 2020.

4. Income Taxes

As a Limited Liability Company, any income earned is reported by the Member who is liable for the taxes. Therefore, no provision has been made for income taxes in the accompanying Statement of Income.

5. Significant Accounting Policies

Revenues

The Company is subject to ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). This revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Significant Judgement

Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Broker Dealer Commissions

The Company earns commissions through commission sharing agreements. One broker/dealer executes its trades through a second broker/dealer which pays the Company a share of the revenue from those trades. Commission revenue and related expenses are recognized on trade date when the performance obligation is satisfied. The Company believes that the performance obligation is satisfied on trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the parties. Accounts receivable from contracts with customers as of December 31, 2020 was $24,340.

New Accounting Guidance

In June 2016 the FASB issued Accounting Standards Update (ASU) 2016-13 Current Expected Credit Losses ("CECL") which replaces the current incurred

loss model used to measure impairment loss with an expected loss model for trade and other receivables. The Company adopted the standard during 2020 under the modified retrospective approach to the earliest period presented. The adoption of ASU 2016-13 did not have a material effect on the Company's financial statements.

6. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 800 %. At December 31, 2020, the Company's net capital of $148,551 was $143,551 in excess of its required net capital of $5,000. The Company's AI ratio to Net Capital was 8.4.

7. Reserve Requirement Computation

The Company is registered with FINRA as a Broker Dealer exempt from SEC Rule 15c3-3 under Section (k)(2)(i). Therefore, the company are not required to compute 15c3-3 Reserve Requirements.

8. Possession and Control Requirements

The Company is registered with FINRA as a Broker Dealer exempt from SEC Rule 15c3-3 under Section (k)(2)(i). Therefore, the company are not subject to Possession and Control Requirements under SEC Rule 15c3-3.

9. Subsequent Events

These financial statements were approved by management and available for issuance on the date of the Independent Registered Public Accounting Firm report. Subsequent events have been evaluated through March 25, 2021, the date on which these financial statements were available to be issued. There were no subsequent events requiring disclosures and or adjustments.

10. Economic Risks

During the 2020 calendar year, the WHO declared COVID 19 to constitute a "Public Health Emergency of International Concern". This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The financial performance of the

Company is subject to future developments related to the COVID-19 outbreak and possible government advisories and restrictions placed on the financial markets and business activities. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company's results may be materially affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Morey, Nee, Buck & Oswald, LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Duane Street Capital BD LLC

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to Rule 15c3-3 of the Securities and Exchange Commission, in which (1) Duane Street Capital BD LLC stated that the Company had no obligations under the provisions of 17 C.F.R. § 240.15c3-3 as the Company limits its business activities exclusively to: receiving transaction-based compensation for referring securities transactions to other broker-dealers, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, and (2) did not carry any accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, without exception. Duane Street Capital BD LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Duane Street Capital BD, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth Rule 15c3-3 under the Securities Exchange Act of 1934.

Morey, Nee, Buck & Oswald, LLC

Bethlehem, Pennsylvania

March 25, 2021

1120 N. Bethlehem Pike • Suite 107 • PO Box 459 • Spring House, PA 19477• Phone: 610-882-1000
2571 Baglyos Circle • Suite B20 • Bethlehem, PA 18020 • Phone: 610-882-1000
27 E. High Street • Suite A • Somerville, NJ 08876 • Phone: 908-393-0549
430 W. 24th Street • Suite 1A • New York, NY 10011• Phone: 212-741-5117

www.moreycpa.com

Duane Street Capital BD LLC

Exemption Report

Duane Street Capital BD LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for referring securities transactions to other broker-dealers, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, and (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Duane Street Capital BD LLC

I, Brian S. Connolly, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Brian S. Connolly
Managing Member

Dated: March 25, 2021